EXHIBIT 1

[Letterhead of Teck]

July 2, 2009

PRIVATE & CONFIDENTIAL

Fullbloom Investment Corporation

China Investment Corporation

Room 1710-B

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng

Beijing 100010

China

Attention:	Mr. Gao Xiqing

Dear Sir:

This letter agreement (the “Agreement”) is further to our recent meetings and discussions regarding a transaction (the “Transaction”) pursuant to which Fullbloom Investment Corporation(the “Purchaser”), a direct wholly-owned subsidiary of China Investment Corporation (the “Guarantor”), will subscribe for, and Teck Resources Limited (“Teck”) will issue to the Purchaser, 101,304,474 Class B Shares (the “Purchased Shares”) on a private placement basis, for an aggregate subscription price of U.S.$1,500,000,000 (the “Purchase Price”).

This Agreement sets out the terms and conditions upon which, for good and valuable consideration, Teck and the Purchaser (collectively, the “parties”) agree to complete the Transaction.

1.	Purchase of the Purchased Shares.

The Purchaser hereby subscribes for and agrees to purchase from Teck, and Teck hereby agrees to issue or cause to be issued to the Purchaser on the Closing Date, the Purchased Shares for aggregate consideration equal to the Purchase Price, on the terms and conditions set forth in this Agreement.

2.	Mutual Conditions of Closing.

The Purchaser’s obligation to purchase the Purchased Shares from Teck and Teck’s obligation to issue and sell the Purchased Shares to the Purchaser are subject to the fulfilment of each of the following conditions, which conditions are for the mutual benefit of the Purchaser and Teck and may be waived only by the mutual consent of Teck and the Purchaser:

(a)	the Toronto Stock Exchange (“TSX”) shall have approved the listing of the Purchased Shares, subject only to the satisfaction of customary conditions;

(b)	the Purchased Shares shall have been approved for listing on the New York Stock Exchange (“NYSE”), subject only to official notice of issuance;
(c)

there shall not be in effect any applicable domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, order, injunction, judgment, decree, ruling or other similar requirement enacted, made, issued, adopted, promulgated or applied by a Governmental Authority (as defined below) (collectively, “laws”) that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins any party from consummating the Transaction, or that is made in connection with the Transaction and imposes any material restrictions, limitations or conditions on any of the parties; and

(d)

no Governmental Authority shall have commenced any action or proceeding to enjoin the issuance and sale of the Purchased Shares to the Purchaser pursuant to this Agreement or to suspend or cease or stop trading of securities of Teck, and no Governmental Authority shall have given written notice to any party of its intention to commence any such action or proceeding.

3.	Conditions of Closing for the Benefit of Teck.

The Purchaser acknowledges and agrees that Teck’s obligation to issue and sell the Purchased Shares to the Purchaser is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of Teck and may be waived, in whole or in part, by Teck in its sole discretion:

(a)

the issue and sale of the Purchased Shares being exempt from the requirement to file a prospectus or registration statement and the requirement to deliver an offering memorandum under applicable securities laws relating to the sale of the Purchased Shares;

(b)

the representations, warranties and acknowledgements of the Purchaser and the Guarantor set forth in this Agreement shall be true and correct in all material respects as at the Closing Date, with the same force and effect as if made as at the Closing Date (except for representations, warranties and acknowledgements made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations, warranties and acknowledgements that are subject to a materiality qualification, which must be true and correct in all respects); and

(c)	all covenants of the Purchaser under this Agreement to be performed prior to the Closing shall have been duly performed in all material respects.
4.	Conditions of Closing for the Benefit of the Purchaser.

Teck acknowledges and agrees that the Purchaser’s obligation to purchase the Purchased Shares from Teck is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)

the representations and warranties of Teck set forth in this Agreement shall be true and correct in all material respects as at the Closing Date, with the same force and effect as if made by Teck as at the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality or Material Adverse Effect qualification, which must be true and correct in all respects);

(b)	all covenants of Teck under this Agreement to be performed prior to the Closing shall have been duly performed in all material respects;
(c)	from and including the date hereof up to and including the Closing Date, there shall not have occurred a Material Adverse Effect;
(d)

the Purchaser shall have received a legal opinion addressed to the Purchaser in form and substance satisfactory to the Purchaser and its counsel, acting reasonably, dated the Closing Date, from Stikeman Elliott LLP (who may rely, as to matters of fact, on certificates of public officials and officers of Teck) with respect to the following matters:

(i)

that Teck is a corporation incorporated and existing under the laws of Canada and has the corporate power to enter into and perform its obligations under this Agreement and the Registration Rights Agreement, and has the corporate power and capacity to own or hold its properties and to conduct the businesses carried on by it;

(ii)	as to the authorized share capital of Teck;
(iii)	that the execution and delivery of and performance by Teck of this Agreement and the Registration Rights Agreement have been authorized by all necessary corporate action on the part of Teck;
(iv)

that each of this Agreement and the Registration Rights Agreement has been duly executed and delivered by Teck, and constitutes a legal, valid and binding agreement of Teck enforceable against it in accordance with its terms;

(v)

that neither the execution and delivery of this Agreement or the Registration Rights Agreement, nor the performance by Teck of its obligations hereunder or thereunder, will conflict with any applicable law of general application in the Provinces of British Columbia or Ontario or the federal laws of Canada applicable therein or result in any breach of the constating documents or by-laws of Teck;

(vi)

that the issuance of the Purchased Shares has been authorized by all necessary corporate action on the part of Teck, and that subject to receipt of payment in full for them, the Purchased Shares will be validly issued as fully paid and non-assessable;

(vii)	that the issuance and sale by Teck of the Purchased Shares to the Purchaser is exempt from (or not subject to) the prospectus and registration requirements of applicable securities laws in the Provinces of British Columbia and Ontario, and no documents are required to be filed by Teck (other than customary private placement reports accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable securities laws in the Provinces of British Columbia and Ontario to permit such issuance and sale;

(viii)

the first trade of the Purchased Shares in British Columbia or Ontario will not be a distribution or otherwise subject to the prospectus and registration requirements of applicable securities laws in the Provinces of British Columbia or Ontario if:

(A)	Teck is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding such first trade;
(B)	at least four months have elapsed from the date of distribution of the Purchased Shares;
(C)

the certificates representing the Purchased Shares carry a legend, or an ownership statement issued under a direct registration system or other electronic book-entry system acceptable to the regulators, bears a legend restriction notation, as required by Section 2.5(2)3(a) of National Instrument 45-102 Resale of Securities;

(D)	the trade is not a “control distribution” as defined in National Instrument 45-102 Resale of Securities;
(E)

no unusual effort is made to prepare the market or to create a demand for the Purchased Shares subject to such trade and no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(F)

if the seller of the Purchased Shares is an “insider” or “officer” of Teck (as those terms are defined in applicable securities laws), the seller has no reasonable grounds to believe that Teck is in default of any requirement of securities legislation;

(ix)	the reporting issuer status of Teck under applicable securities laws of the Provinces of British Columbia and Ontario;
(x)

there is no consent, approval, authorization, filing by Teck, registration, order or qualification of or with any Governmental Authority having jurisdiction in the Provinces of British Columbia or Ontario (including under the federal laws of Canada applicable therein) over Teck or any of its subsidiaries that is required for the execution, delivery and performance by Teck of this Agreement or the issuance by Teck of the Purchased Shares, except (i) such as have been obtained, and (ii) customary private placement reports, filings with the TSX and continuous disclosure filings under applicable securities laws, and except that no opinion shall be required as to the consents, approvals, authorizations, filings, registrations, orders or qualifications of or with any Governmental Authorities that may be required in connection with any future issuance of Class B Shares or other securities by Teck pursuant to Section 10 hereof; and

(xi)	such other matters as the Purchaser or its counsel may reasonably request.
5.	Delivery and Payment.

The closing of the Transaction (the “Closing”) will, subject to the satisfaction or waiver of each of the conditions set forth in Sections 2, 3 and 4 of this Agreement, take place on the third Business Day following the date that the parties have received notice that each of the conditions of Closing set forth in Sections 2(a) and 2(b) of this Agreement have been satisfied, or as soon thereafter as the other conditions of Closing can be satisfied or have been waived (such date, the “Closing Date”), at 10:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West, 199 Bay Street, Toronto, Ontario; or at such other time and date or such other place as may be agreed upon orally or in writing by the parties.

The Purchaser shall deliver or cause to be delivered to Teck at or prior to Closing:

(a)

all documentation as may be required from the Purchaser by applicable securities laws (including the rules and requirements of the TSX and the NYSE, as applicable) in connection with the purchase by the Purchaser of the Purchased Shares;

(b)

a wire transfer in United States funds in accordance with the wire transfer instructions set out in Schedule “A” hereto, or as Teck may otherwise direct in writing, in the aggregate amount of U.S.$1,500,000,000;

(c)

a certificate of the Purchaser, signed on behalf of the Purchaser, without personal liability, by a senior officer of the Purchaser, addressed to Teck and dated the Closing Date certifying that (i) the representations, warranties and acknowledgements of the Purchaser set forth in this Agreement which are qualified by materiality are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date, in which event, such representations, warranties and acknowledgements shall be true and correct as of such earlier date), (ii) all other representations, warranties and acknowledgements of the Purchaser set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date, in which event, such representations, warranties and acknowledgements shall be true and correct in all material respects as of such earlier date), and (iii) the Purchaser has performed in all material respects its obligations under this Agreement required to be performed on or prior to the Closing Date; and

(d)

a certificate of the Guarantor, signed on behalf of the Guarantor, without personal liability, by a senior officer of the Guarantor, addressed to Teck and dated the Closing Date certifying that (i) the representations and warranties of the Guarantor set forth in this Agreement which are qualified by materiality are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Guarantor as at the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct as of such earlier date), and (ii) all other representations and warranties of the Guarantor set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Guarantor as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date).

At Closing, Teck shall deliver or cause to be delivered to the Purchaser:

(a)

a certificate representing the Purchased Shares registered in the name of the Purchaser or as the Purchaser may otherwise direct in writing, against payment by the Purchaser of the Purchase Price, provided that following the Closing Date Teck shall use its reasonable commercial efforts, in cooperation with the Purchaser, to cause the Purchased Shares to be expeditiously transferred into book-entry form (in accordance with registration instructions provided by the Purchaser);

(b)

a certificate of Teck, signed on behalf of Teck, without personal liability, by a senior officer of Teck, addressed to the Purchaser and dated the Closing Date certifying that (i) the representations and warranties of Teck set forth in this Agreement which are qualified by materiality or Material Adverse Effect are true and correct in all respects as at the Closing Date, with the same force and effect as if made by Teck as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct as of such earlier date), (ii) all other representations and warranties of Teck set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by Teck as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date), (iii) Teck has performed in all material respects its obligations under this Agreement required to be performed on or prior to the Closing Date, and (iv) since the date hereof, there has not occurred a Material Adverse Effect;

(c)

certified copies of (i) the articles and by-laws of Teck, and (ii) all resolutions of the board of directors of Teck approving the entering into and completion of the transactions contemplated by this Agreement;

(d)	a certificate of CIBC Mellon Trust Company confirming the issued and outstanding Class B Shares and Class A common shares;

(e)	the opinion contemplated in Section 4(d) of this Agreement; and
(f)	the Registration Rights Agreement, duly executed by Teck.

The Purchaser and Teck agree that if Closing has not occurred on or prior to August 14, 2009 (the “Outside Date”), then either the Purchaser or Teck may terminate this Agreement, except that the right to terminate this Agreement will not be available to a party whose breach of this Agreement has been the cause of, or resulted in, the failure of Closing to occur by such date. If this Agreement is properly terminated pursuant to the foregoing, then there shall be no further liability of the parties hereunder. Nothing in this Section 5 will relieve any party from liability for any breach of this Agreement.

6.	Use of Proceeds.

Teck agrees that the net proceeds from the Transaction shall be used to repay amounts owing or payable in respect of Teck’s existing credit facilities.

7.	Mutual Covenant regarding Closing.

Subject to the terms and conditions of this Agreement, the Purchaser and Teck shall use their reasonable commercial efforts, on a cooperative basis, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Transaction as soon as practicable, including:

(a)

using their reasonable commercial efforts to obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations, notices and other confirmations required to be obtained from any domestic or foreign federal, provincial, state, municipal or other governmental department, court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authority, the NYSE and the TSX (each, a “Governmental Authority”) or other third party including any person or entity exercising governmental powers that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (the “Approvals”);

(b)	preparing and filing as promptly as practicable all necessary documents, registrations, statements, petitions, filings and applications for the Approvals; and
(c)

using reasonable commercial efforts to oppose, lift or rescind any injunction or restraining or other order or notice seeking to stop, or otherwise adversely affecting its ability to consummate, the Transaction or imposing any material restrictions, limitations or conditions on the parties or the Transaction.

The parties shall co-operate in the preparation of any application for the Approvals and any other orders, clearances, consents, notices, rulings, exemptions, certificates, no-action letters and approvals reasonably deemed by either the Purchaser or Teck to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under applicable laws in connection with the Transaction.

Subject to applicable laws, the parties shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the

Approvals and any other actions or activities pursuant to this Section 7, and shall promptly notify each other of any material communication from any Governmental Authority in respect of the Transaction or this Agreement, and shall not make any submissions, correspondence or filings, or participate in any communications or meetings with any Governmental Authority in respect of any filings, investigations or other inquiries or proceedings related to the Transaction or this Agreement unless it consults with the other parties in advance and, to the extent not precluded by such Governmental Authority, gives the other parties the opportunity to review drafts of, and provides final copies of, any submissions, correspondence or filings, and to attend and participate in any communications or meetings. Notwithstanding the foregoing, the provisions of the preceding sentence shall not apply in respect of the Guarantor’s and/or the Purchaser’s communications with Chinese Governmental Authorities in the shareholder or ownership capacity of such Chinese Governmental Authorities.

8.	Purchaser’s Acknowledgements.

The Purchaser covenants to execute and deliver all documentation as may be required to be executed and delivered by it pursuant to applicable securities laws in connection with the Transaction. The Purchaser acknowledges that:

(a)

Teck is required to file a report of trade with all applicable securities regulators containing personal information about the Purchaser. This report of trade will include the full name, residential address and telephone number of the Purchaser, the number and type of purchased securities, the Purchase Price, the date of the Closing and the prospectus and registration exemption relied upon under applicable securities laws to complete such purchase. In Ontario, this information is collected indirectly by the Ontario Securities Commission under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation in Ontario. The Purchaser may contact the Administrative Assistant to the Director of Corporate Finance at Suite 1903, Box 5520 Queen Street West, Toronto, Ontario, M5H 3S8 or by telephone at (416) 593-8086 for more information regarding the indirect collection of such information by the Ontario Securities Commission. Teck may also be required pursuant to applicable securities laws to file this Agreement on the System for Electronic Analysis and Retrieval (“SEDAR”). By completing this Agreement, the Purchaser authorizes the indirect collection of the information described in this Section 8(a) by all applicable securities regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable securities regulators and (ii) the filing of this Agreement on SEDAR;

(b)	without limiting Section 9, the Purchased Shares are subject to resale restrictions under applicable securities laws;
(c)	withoutlimiting Section 9, the certificates representing the Purchased Shares will bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE __, 2009.” [A date to be inserted, that is four months and a day after the distribution date.]

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”;

(d)

the Purchased Shares have not been and will not be, except as applicable pursuant to the Registration Rights Agreement, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. persons unless registered under such Act or an exemption from the registration requirements of such Act is available;

(e)	the Purchased Shares are being offered on a “private placement” basis;
(f)	it is not a resident of the province of British Columbia;
(g)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Purchased Shares;
(h)	there is no government or other insurance covering the Purchased Shares;
(i)	there are risks associated with the purchase of the Purchased Shares;
(j)

there are restrictions on the Purchaser’s ability to resell the Purchased Shares, and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Purchased Shares; and

(k)

Teck has advised it that Teck is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell Purchased Shares through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to it.

9.	Post-Closing Covenants.

Each of the Purchaser and the Guarantor covenants and agrees that:

(a)

Post-Closing Hold Period. Neither the Purchaser nor the Guarantor shall, directly or indirectly, transfer, sell, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose of (including through the sale or purchase of options or other derivative instruments with respect to the Class B Shares or otherwise) (any such occurrence, a “disposition”), all or any portion of the Purchased Shares, or their economic interest therein, for a period of one year plus one day following the Closing Date without the prior written consent of Teck.

(b)	Disposition. Without limiting Section 9(a), neither the Purchaser nor the Guarantor shall, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly, or pursuant to any series of related transactions intentionally structured to circumvent the provisions of this Section 9(b), including for greater certainty a sale by the Guarantor of the shares of the Purchaser or the issuance of additional shares by the Purchaser to a person other than the Guarantor or a wholly-owned subsidiary of the Guarantor) of all or a significant portion of its Class B Shares, in one or a series of transactions, to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on the Purchaser’s and the Guarantor’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in clauses (i) or (ii) above in connection with securities of Teck, in each case anywhere in the world.

(c)

Standstill. From and after the Closing, neither the Purchaser nor the Guarantor nor any of their subsidiaries shall, directly or indirectly and whether alone or by acting jointly or in concert with any other person, in any manner: (i) acquire or offer to acquire (whether publicly or otherwise) by any means whatsoever beneficial ownership of any Class A common shares of Teck, (ii) without limiting clause (i) above, acquire or offer to acquire (whether publicly or otherwise) by any means whatsoever beneficial ownership of any securities of Teck if, following any such acquisition, the Purchaser, the Guarantor and their subsidiaries would, in the aggregate, directly or indirectly, together with their joint actors, beneficially own more than 17.4938%of the outstanding Class B Shares (assuming, for this purpose, the conversion into, or exchange or exercise for, Class B Shares of all securities beneficially owned by the Purchaser, the Guarantor and their subsidiaries and their joint actors that are convertible into, or exchangeable or exercisable for, Class B Shares), (iii) propose or seek to effect (whether publicly or otherwise) any merger, business combination, tender offer, exchange offer, take-over bid, statutory arrangement, material asset purchase transaction or other change of control, business combination or business disposition transaction involving Teck, its shareholders (in their capacity as shareholders of Teck) or its securities, (iv) effect, conduct or participate in any solicitation of proxies with respect to any securities of Teck (other than any solicitation of proxies conducted by management of Teck), it being recognized that the Purchaser, the Guarantor and their subsidiaries shall, however, be entitled to vote their Class B Shares in their sole discretion, (v) otherwise attempt to control the management or board of directors of Teck, (vi) make any public announcement or disclosure regarding an intention to do any action restricted by any of the foregoing, or (vii) advise, assist, encourage or act as a financing source for or otherwise join with or invest in any other person in connection with any action restricted by any of the foregoing, in each case without the prior written consent of Teck. Notwithstanding the foregoing, the Purchaser shall not be restricted from acquiring securities pursuant to Section 10, participating in rights offerings conducted by Teck or receiving stock dividends or similar distributions made by Teck.

(d)

Subsidiary of Guarantor. The Purchaser, and any wholly-owned subsidiary of the Guarantor to whom Class B Shares are transferred, shall remain a wholly-owned subsidiary of the Guarantor for as long as it owns any Class B Shares.

(e)	Exceptions. The restrictions in Sections 9(a), 9(b) and 9(c) shall not prohibit or restrict any of the Purchaser, the Guarantor or their subsidiaries from:
(i)

tendering its Class B Shares to a take-over bid for the Class B Shares that: (A) a majority of the board of directors of Teck have affirmatively recommended that holders of Class B Shares accept; or (B) is a Permitted Bid, provided that in such case such Class B Shares may be tendered only during the extension of the expiry of the take-over bid contemplated by clause (v) of Section 9(f) following satisfaction of the requirements in clause (iii) of Section 9(f);

(ii)	entering into a Permitted Lock-up Agreement;
(iii)

tendering, during the three day period prior to the expiry of such take-over bid in accordance with its terms, its Class B Shares to a take-over bid for the Class B Shares that is, on and as at the date of such tender, a Highest Bid, but only if, on the date of such tender, Teck does not have in effect a shareholder rights plan with customary terms and conditions and containing a “permitted bid” concept;

(iv)	disposing of its Class B Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving Teck; or
(v)	engaging in hedging activities involving index-linked instruments, provided that securities of Teck represent not more than 10% of the underlying index.

In addition, notwithstanding the foregoing provisions of this Section 9, transfers of Class B Shares shall be permitted without restriction to the Guarantor or any wholly-owned subsidiaries of the Guarantor, provided that the Guarantor or any suchwholly-owned subsidiary of the Guarantor to whom Class B Shares are transferred shall, prior to any such transfer, agree to be bound by and comply with the provisions of this Section 9, and shall deliver to Teck a duly executed undertaking to such effect in form and substance satisfactory to Teck, acting reasonably. In addition, and for greater certainty, if the Purchaser’s Class B Shares are convertible into Class A common shares in accordance with their terms as a result of a take-over bid for the Class A common shares, then the Purchaser shall not be prohibited from converting its Class B Shares in accordance with their terms and tendering the resulting Class A common shares to the applicable take-over bid for such Class A common shares. For the purposes of this Section 9, the term “take-over bid” shall include a tender offer conducted pursuant to applicable U.S. securities law requirements and the term “take-over bid circular” shall include a tender offer statement.

Notwithstanding anything in this Agreement, it shall not be considered a breach of Section 9 if any external investment manager of the Guarantor or its subsidiaries purchases securities of Teck on behalf of the Guarantor or its subsidiaries in the ordinary course of the manager’s investment management functions and without direction to do so from the Guarantor and/or its subsidiaries, provided that (i) the Guarantor and its subsidiaries use commercially reasonable efforts to instruct such managers not to acquire securities of Teck; and

(ii) the Guarantor and its subsidiaries cause the manager to sell any such securities of Teck that are so acquired by the later of (x) 30 days after the Guarantor or the Purchaser become aware of any such purchase, and (y) if such securities cannot be sold during such period due to the requirements of any applicable blackout period or securities law restriction, 7 days after the end of such blackout period or securities law restriction.

(f)

Permitted Bid. For the purposes of this Section 9, a “Permitted Bid” means any take-over bid for the Class B Shares that is made by means of a take-over bid circular and which also complies with the following:

(i)

the person or persons making the take-over bid (together with their affiliates and joint actors, the “Offeror”) shall not be the Purchaser, the Guarantor, any subsidiary of the Purchaser or the Guarantor, or a person who is not dealing at arm’s length with the Guarantor, the Purchaser or any subsidiary of either the Purchaser or the Guarantor in connection with securities of Teck (collectively, “Restricted Entities”);

(ii)	the take-over bid shall be made to all holders of Class B Shares and for all of the Class B Shares (other than the Class B Shares held by the Offeror);
(iii)

the take-over bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Class B Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than sixty (60) days following the date of the take-over bid and that no Class B Shares shall be taken up or paid for pursuant to the take-over bid unless, at such date, more than fifty percent (50%) of the then outstanding Class B Shares (where such percentage is determined by excluding the Class B Shares held by the Offeror or Restricted Entities from both the numerator and the denominator) have been deposited to the take-over bid and not withdrawn;

(iv)

the take-over bid shall contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, Class B Shares may be deposited pursuant to such take-over bid at any time during the period of time described in clause (iii) of this Section 9(f) and that any Class B Shares deposited pursuant to the take-over bid may be withdrawn at any time until taken up and paid for; and

(v)

the take-over bid shall contain an irrevocable and unqualified provision that should the condition referred to in clause (iii) of this Section 9(f) be met: (A) the Offeror will make a public announcement of that fact on the date the take-over bid would otherwise expire; and (B) the take-over bid will be extended for a period of not less than ten (10) Business Days from the date it would otherwise expire.

(g)

Notwithstanding. Notwithstanding the provisions of Section 9(f), if at any time (and from time to time) Teck adopts a shareholder rights plan of the type described in Section 9(e)(iii), then the definition of “Permitted Bid” set out in Section 9(f) shall, during the period of the effectiveness of any such shareholder rights plan, automatically and with no further action of any person, be deemed to be amended to conform to the concept of “permitted bid” in such shareholder rights plan, but only to the extent that such amendment does not (without the Purchaser’s consent) result in any additional restrictions on the Purchaser or put the Purchaser in a less favourable position than any other holder of Class B Shares.

(h)

Permitted Lock-up. For the purposes of this Section 9, “Permitted Lock-up” means an agreement between a person and the Purchaser, pursuant to which the Purchaser agrees to deposit or tender its Class B Shares to a take-over bid that is a Permitted Bid (the “Lock-up Bid”), and where the agreement:

(i)

permits the Purchaser to withdraw Class B Shares in order to tender or deposit the Class B Shares to another take-over bid (or terminate the agreement in order to support another transaction) that represents an offer price for each Class B Share that exceeds, or provides a value for each Class B Share that is greater than, the offering price or value represented by or proposed to be represented by the Lock-up Bid. For the purposes of this clause (i), the value of any consideration in the form of publicly traded securities offered in a take-over bid with respect to Teck shall be determined as of any date using the market closing price of the offered securities on the prior trading day;

(ii)

provides for no “break-up” fees, “top-up” fees, penalties, payments, expenses or other amounts that exceed in the aggregate 50% of the amount by which the price or value payable under another take-over bid or another transaction to the Purchaser exceeds the price or value of the consideration that the Purchaser would have received under the Lock-up Bid, to be payable, directly or indirectly, by the Purchaser pursuant to the agreement if the Purchaser fails to tender Class B Shares pursuant thereto or withdraws Class B Shares previously tendered thereto in order to tender such Class B Shares to another take-over bid or support another transaction; and

(iii)

provides that the Purchaser will only deposit its Class B Shares pursuant to such take-over bid during the extension period referred to in clause (v) of the definition of Permitted Bid in Section 9(f) following satisfaction of the condition in clause (iii) of Section 9(f);

and, for greater certainty, the agreement may contain a right of first refusal or require a period of delay to give the Offeror an opportunity to at least match a higher consideration in another take-over bid or transaction or contain any other similar limitation on the Purchaser’s right to withdraw Class B Shares from the agreement, so long as any such limitation does not preclude the exercise by the Purchaser of the right to withdraw Class B Shares in sufficient time to tender to the other take-over bid or to support the other transaction.

(i)

Highest Bid. For the purposes of this Section 9, “Highest Bid” means any take-over bid for the Class B Shares that is made by means of a take-over bid circular and which also complies with the following:

(i)

the Offeror shall not be the Purchaser, the Guarantor, a subsidiary of the Purchaser or the Guarantor, or a person who is not dealing at arm’s length with the Guarantor, the Purchaser or a subsidiary of either the Purchaser or the Guarantor in connection with securities of Teck;

(ii)	the take-over bid shall be made to all holders of Class B Shares (other than the Offeror); and
(iii)	as at any date:
(A)

if there is more than one take-over bid for the Class B Shares that is outstanding on such date, the consideration offered per Class B Share under such take-over bid shall be higher than that offered pursuant to any other take-over bid for the Class B Shares that is then outstanding on such date, and for the purposes of the foregoing, the value of any publicly traded securities offered as consideration under any take-over bid for the Class B Shares shall be determined on any date by using the market closing price of such securities on the trading day immediately prior to such date; or

(B)	if there is no other take-over bid for the Class B Shares outstanding on such date, it is the sole take-over bid for the Class B Shares that is then outstanding.
9.1.	Suspension.

The Purchaser, the Guarantor and Teck agree that the provisions of Section 9 shall be suspended and not be applicable for any period of time during which the Guarantor, the Purchaser and their respective subsidiariescease to be the beneficial owners of more than 8.7469% of the outstanding Class B Shares in the aggregate; provided that such provisions shall again automatically become applicable and in full force and effect if the Guarantor, the Purchaser and their respective subsidiaries subsequently become beneficial owners of more than 8.7469% of the outstanding Class B Shares in the aggregate.

10.	Participation Right and Price Protection.
(a)

Teck agrees that if, following the Closing Date, Teck issues, whether or not for cash consideration, any Class B Shares or any other type of subordinate voting equity securities or other securities that are substantially similar to the Class B Shares or other securities that are convertible into or exchangeable for Class B Shares or such other types of securities (such securities other than Class B Shares, collectively, “Subject Securities”), other than pursuant to an Excluded Issuance (any such issuance, a “Subsequent Offering”), then Teck shall, no later than five (5) Business Days following the completion of such Subsequent Offering, provide a written notice (the “Subsequent Offering Notice”) to the Purchaser setting out: (i) the number of Class B Shares or Subject Securities issued or to be issued; (ii) the material terms and conditions of any Subject Securities issued or to be issued; and (iii) the subscription price per Class B Share or Subject Security issued or to be issued by Teck under such Subsequent Offering, as applicable.

(b)

Teck agrees that, subject to Section 10(c) and Section 10(f) and the receipt of all required regulatory approvals, the Purchaser has the right (the “Participation Right”), upon receipt of a Subsequent Offering Notice, to subscribe for and to be issued, on a private placement basis and at the subscription price per Class B Share or Subject Security set out in the Subsequent Offering Notice, and otherwise substantially on the terms and conditions of the Subsequent Offering,

(i)

in the case of a Subsequent Offering of Class B Shares, such number of Class B Shares that will allow the Purchaser to maintain a percentage ownership interest in the outstanding Class B Shares that is the same as the percentage ownership interest that it had immediately prior to completion of the Subsequent Offering; and

(ii)

in the case of a Subsequent Offering of Subject Securities, such number of Subject Securities that will (assuming conversion or exchange of all of the convertible or exchangeable Subject Securities issued in connection with the Subsequent Offering and the convertible or exchangeable Subject Securities issuable pursuant to this Section 10) allow the Purchaser to maintain a percentage equity ownership in Teck that is the same as the percentage equity ownership that it had immediately prior to the completion of the Subsequent Offering, in each case, for greater certainty, after giving effect to any Class B Shares acquired by the Purchaser, other than pursuant to the exercise of the Participation Right, after the completion of the Subsequent Offering.

(c)

If the Purchaser wishes to exercise the Participation Right in respect of a particular Subsequent Offering, the Purchaser shall give written notice to Teck (the “Exercise Notice”) of the exercise of such right and of the number of Class B Shares or Subject Securities, as applicable, the Purchaser wishes to purchase (subject to the limits prescribed by Section 10(b)), within ten Business Days after the date of receipt of the Subsequent Offering Notice (the “Notice Period”), failing which the Purchaser will not be entitled to exercise the Participation Right in respect of such Subsequent Offering.

(d)

If Teck receives an Exercise Notice from the Purchaser within the Notice Period, then Teck shall, subject to the receipt and continued effectiveness of all required regulatory approvals (including the approval of the TSX and the NYSE) on terms and conditions satisfactory to Teck, acting reasonably, which approvals Teck shall use reasonable commercial efforts to promptly obtain (including by applying for any necessary price protection confirmations), and subject to the limits prescribed by Section 10(b), issue to the Purchaser, against payment of the subscription price payable in respect thereof, that number of Class B Shares or Subject Securities, as applicable, set forth in the Exercise Notice, provided that such issuance can be legally effected on a private placement basis and without the requirement to file a prospectus or registration statement or the requirement to deliver an offering memorandum under applicable securities laws.

(e)

The closing of any private placement pursuant to an exercise of the Participation Right by the Purchaser will take place on the date that is not later than 20 Business Days after the expiry of the Notice Period, unless all filings, notices, approvals and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing will be extended for such period as is reasonably necessary to obtain the same, but not beyond a maximum of one-hundred and eighty (180) days. If the closing of such private placement has not been completed by the end of such period (or such earlier or later date as the parties may agree to orally or in writing), provided that Teck has used its reasonable commercial efforts to obtain all required regulatory approvals, then the Exercise Notice will be deemed to have been irrevocably withdrawn and Teck will have no obligation to issue any Class B Shares or Subject Securities, as applicable, pursuant to such exercise of the Participation Right.

(f)

The Participation Right shall cease to be applicable on the earlier of (i) the date on which the Guarantor, the Purchaser and their respective subsidiaries cease to be the beneficial owners of more than 8.7469% of the outstanding Class B Shares in the aggregate and (ii) the date on which any of the Purchased Shares are sold to any person who is not the Purchaser, the Guarantor or a wholly-owned subsidiary thereof.

(g)

If, within one year plus one day of the Closing Date, Teck issues or agrees to issue, whether or not for cash and other than pursuant to an Excluded Issuance, any Class B Shares or securities convertible into or exchangeable for Class B Shares (the “Price Protection Eligible Offering”), at a purchase price per Class B Share, or with a conversion or reference price per Class B Share, less than C$17.21 (the “Subscription Price”), then Teck shall, within 10 Business Days after the closing date of the Price Protection Eligible Offering, make a payment in cash to the Purchaser equal to (i) the Subscription Price minus the per Class B Share purchase, conversion or reference price, as applicable, of the Class B Shares issued or made issuable under the Price Protection Eligible Offering, multiplied by (ii) 101,304,474 (the “Purchased Share Number”), provided that the aggregate maximum cash payment payable by Teck to the Purchaser under this Section 10(g) shall not exceed C$146,501,972, and provided further that in the event of any subdivision or consolidation of the Class B Shares, or any stock dividend, stock distribution or similar capital reorganization effected after the date hereof, an appropriate and equitable adjustment shall be made to the Subscription Price and the Purchased Share Number to give economic effect to such event. At Teck’s option, and subject to the receipt of all required regulatory approvals, Teck may issue to the Purchaser, in lieu of making such cash payment, that number of Class B Shares equal to the amount of such cash payment divided by the per Class B Share purchase, conversion or reference price, as applicable, of the Class B Shares issued or made issuable under the Price Protection Eligible Offering (with any fractional entitlement being rounded to the nearest whole number). For purposes of the foregoing, any U.S. dollar Class B Share purchase, conversion or reference price shall be converted into Canadian dollars based on the Bank of Canada noon exchange rate in effect on the date of the pricing of the Price Protection Eligible Offering.

(h)

“Excluded Issuance” means: the issuance of: (i) Class A common shares of Teck; (ii) securities of Teck pursuant to a rights offering by Teck that is open to all shareholders of Teck; (iii) securities of Teck upon the exercise or conversion of any convertible or exchangeable securities; (iv) securities of Teck pursuant to employee or director compensation arrangements, including without limitation stock option plans; (v) securities of Teck as a result of the consolidation or subdivision of any securities of Teck, or as special distributions, stock dividends or payments in kind or similar transactions; (vi) securities of Teck in connection with or pursuant to any merger, business combination, tender offer, exchange offer, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or shares of a third party; and (vii) securities of Teck to the Purchaser, the Guarantor or any of their subsidiaries.

11.	Purchaser’s and Guarantor’s Representations and Warranties.

Each of the Purchaser and the Guarantor hereby represents and warrants to Teck, and acknowledges that Teck is relying upon such representations and warranties in connection with the issue and sale of the Purchased Shares, that:

(a)	Organization and Good Standing. As of the date hereof and as of the Closing Date, it is a corporation duly incorporated and validly existing under the laws of China.
(b)

Due Authorization. As of the date hereof and as of the Closing Date, (i) the execution, delivery and performance by each of the Purchaser and the Guarantor of this Agreement and the Registration Rights Agreement and the consummation by each of the Purchaser and the Guarantor of the transactions contemplated hereby and thereby are within their respective corporate powers and have been duly authorized, and no other corporate proceedings on the part of the Purchaser or the Guarantor are necessary to authorize the execution, delivery and performance of this Agreement, the Registration Rights Agreement or the transactions contemplated hereby and thereby; and (ii) this Agreement has been duly executed and delivered by each of the Purchaser and the Guarantor (and on the Closing Date, the Registration Rights Agreement will have been duly executed and delivered by each of the Purchaser and the Guarantor) and when duly executed and delivered by each of the parties thereto, this Agreement will constitute a legal, valid and binding agreement of each of the Purchaser and the Guarantor enforceable against it in accordance with its terms (and the Registration Rights Agreement will constitute a legal, valid and binding agreement of the Purchaser and the Guarantor enforceable against them in accordance with its terms), except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(c)

Governmental Authorization. As of the date hereof and as of the Closing Date, the execution, delivery and performance by each of the Purchaser and the Guarantor of this Agreement and the Registration Rights Agreement and the consummation by each of the Purchaser and the Guarantor of the transactions contemplated hereby and thereby, as applicable, require no action by or in respect of, or filing with or approval from, or consent or authorization from, any Governmental Authority, other than (i) filings under applicable securities laws; and (ii) any actions, filings or approvals the absence of which would not reasonably be expected to materially impair the ability of it to complete the Transaction on or prior to the Outside Date.

(d)

Non-Contravention. As of the date hereof and as of the Closing Date, the execution, delivery and performance by each of the Purchaser and the Guarantor of this Agreement and the Registration Rights Agreement and the consummation by each of the Purchaser and the Guarantor of the transactions contemplated hereby and thereby, as applicable, do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Purchaser or the Guarantor, (ii) assuming compliance with the matters referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable law, (iii) cause Teck or any of its officers or directors to become subject to any continuous disclosure or similar reporting requirements under the laws of China, or require any disclosure, prospectus or other similar offering document to be prepared, filed or delivered under the laws of China, or (iv) require any consent or other action by any person under, or constitute, with or without notice or lapse of time or both, a breach of any material contract to which it is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of each of clauses (ii) and (iv) above, as would not be reasonably expected to adversely affect the ability of the Purchaser or the Guarantor to consummate the transactions contemplated hereby on or prior to the Outside Date.

(e)

Ownership of Class B Shares and Equity Securities. None of the Purchaser, the Guarantor or any of their subsidiaries beneficially owns any Class B Shares or any other equity securities of Teck, and, to the actual knowledge (without inquiry) of the Purchaser and the Guarantor, none of Central Huijin Investment Ltd. and its subsidiaries beneficially own any Class B Shares or any other equity securities of Teck.

(f)	Principal. The Purchaser is purchasing the Purchased Shares as principal.
(g)

Offering Memorandum. It has not been provided with an offering memorandum (as defined in any applicable Canadian securities laws) or any similar document in connection with its subscription for the Purchased Shares, and the decision to execute this Agreement and to purchase the Purchased Shares has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of Teck, other than such written representations as are expressly contained in this Agreement.

(h)	Sufficient Funds. The Purchaser will have on the Closing Date, sufficient funds on hand to pay in full the Purchase Price.
(i)

Investment Purposes.  The Purchaser is purchasing the Purchased Shares for investment purposes only, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution.

(j)	U.S. Person. The Purchaser is not a “U.S. Person” (as such term is defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended).
(k)	Finder’s Fee. Except as disclosed to Teck, there is no person acting on its behalf in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee.
(l)	Subsidiary. The Purchaser is a direct wholly-owned subsidiary of the Guarantor.
12.	Representations and Warranties of Teck.

Teck represents and warrants to the Purchaser and the Guarantor, and acknowledges that the Purchaser and the Guarantor are relying upon such representations and warranties in purchasing the Purchased Shares, that:

(a)

Organization and Good Standing. As of the date hereof and as of the Closing Date, each of Teck and its subsidiaries has been duly created, incorporated, amalgamated or organized and is validly existing and in good standing and up to date in all corporate filings under the laws of its respective jurisdictions of organization, is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification, and has all power and authority necessary to own or hold its respective properties and to conduct the businesses currently and customarily carried on by it, except where the failure to be so qualified or have such power or authority could not, individually or in the aggregate, have a Material Adverse Effect. As of the date hereof, the subsidiaries listed on pages 1 and 2 of Teck’s Annual Information Form dated March 13, 2009 are the only subsidiaries of Teck material to the condition (financial or otherwise), prospects, earnings, business or properties of Teck and its subsidiaries, taken as a whole.

(b)

Capitalization. As of the date hereof, there are 9,353,470 Class A common shares, 477,784,086 Class B Shares and no preference shares issued and outstanding. As of the date hereof and as of the Closing Date, (i) Teck’s authorized share capital consists of an unlimited number of Class A common shares, an unlimited number of Class B Shares and an unlimited number of preference shares, issuable in series; (ii) all the outstanding shares of capital stock or other equity interests of Teck and of each subsidiary of Teck have been duly and validly authorized and issued and are fully paid and non-assessable; (iii) all the outstanding shares of capital stock or other equity interests of each subsidiary of Teck (including each of the subsidiaries of Teck reflected in the Teck Public Documents) are owned directly or indirectly by Teck, in each case, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer (except as may be set out in the constating documents of each subsidiary of Teck or liens, charges, encumbrances, or security interests granted in connection with Teck’s outstanding credit agreements and other applicable debt obligations that have been publicly disclosed) or any other claim of any third party, in each case, except (x) as publicly disclosed by Teck or (y) as would not result in a Material Adverse Effect; (iv) there are no securities convertible into, or exchangeable or exercisable for, or other rights to acquire from Teck, Class A common shares of Teck, Class B Shares or other equity interests in Teck, other than (x) as disclosed or referred to the audited consolidated financial statements and the related notes thereto of Teck and its consolidated subsidiaries for the year ended December 31, 2008 or the interim consolidated financial statements and the related notes thereto of Teck and its consolidated subsidiaries for the three months ended March 31, 2009, (y) securities issued in the normal course after March 31, 2009 in connection with the issuance of employee stock options by Teck, and (z) as contemplated by this Agreement; and (v) there are no contractual obligations of Teck or any subsidiary to repurchase, redeem or otherwise acquire any outstanding securities or indebtedness of Teck or any subsidiary, except in the case of subsidiaries of Teck, any such obligations entered into in the ordinary course of business that would not individually or collectively result in a Material Adverse Effect. For the purposes of this Agreement, a matter shall be considered to be publicly disclosed only to the extent it is disclosed in one of the Teck Public Documents filed on SEDAR prior to the date hereof.

(c)

Due Authorization. As of the date hereof and as of the Closing Date, the execution, delivery and performance by Teck of this Agreement and the Registration Rights Agreement and the consummation by Teck of the transactions contemplated hereby and thereby are within the corporate powers of Teck and have been duly authorized, and no other corporate proceedings on the part of Teck are necessary to authorize the execution, delivery and performance of this Agreement, the Registration Rights Agreement, or the transactions contemplated hereby or thereby. This Agreement has been (and on the Closing Date the Registration Rights Agreement will have been) duly executed and delivered by Teck and when duly executed and delivered in accordance with their respective terms by each of the parties thereto, this Agreement and the Registration Rights Agreement will each constitute a legal, valid and binding agreement of Teck enforceable against Teck in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(d)

Purchased Shares. As of the date hereof and as of the Closing Date: (i) no order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body or other Governmental Authority having jurisdiction is in effect, pending or (to the best of Teck’s knowledge) threatened that restricts any trades in any securities of Teck including any cease trade orders; (ii) the currently issued and outstanding Class B Shares are listed and posted for trading on the TSX and the NYSE and Teck is in compliance in all material respects with all of the listing conditions on such exchanges; and (iii) the Purchased Shares to be sold pursuant to this Agreement have been duly authorized for issuance and sale by all necessary action on the part of Teck and, when issued and delivered by Teck against payment of the consideration therefor pursuant to this Agreement will have been validly issued, will be outstanding as fully paid and non-assessable and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by Teck.

(e)

Governmental Authorization. As of the date hereof and as of the Closing Date, the execution, delivery and performance by Teck of this Agreement and the Registration Rights Agreement and the consummation by Teck of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with or approval from, or consent or authorization from any Governmental Authority, other than (i) filings under applicable securities laws (including filings with the TSX and NYSE); and (ii) any actions or filings the absence of which would not reasonably be expected to materially impair the ability of Teck to complete the Transaction on or prior to the Outside Date.

(f)

Non-Contravention. As of the date hereof and as of the Closing Date, the execution, delivery and performance by Teck of this Agreement and the Registration Rights Agreement and the consummation by Teck of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, by-laws or resolutions of the shareholders or directors (or any committee thereof) of Teck or any of its subsidiaries, (ii) assuming compliance with the matters referred to in paragraph (e) above, contravene, conflict with or result in a violation or breach of any provision of any applicable law, or (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Teck or any of its subsidiaries is entitled under any provision of any contract to which Teck or any of its subsidiaries is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have, individually or in the aggregate, a Material Adverse Effect or adversely affect the ability of Teck to consummate the transactions contemplated hereby on or prior to the Outside Date.

(g)

Compliance with Laws. Teck and its subsidiaries are and have been in compliance with, and conduct their businesses in conformity with, all applicable laws, except where the failure to be in compliance or conformity would not result in a Material Adverse Effect. Teck is a reporting issuer under the securities laws of each of the provinces of Canada (collectively the “Canadian Jurisdictions”) that recognizes the concept of reporting issuer, is in compliance in all material respects with the applicable securities legislation of the Canadian Jurisdictions, and the respective rules, regulations and written and published policies thereunder, and is not on the list of defaulting reporting issuers maintained by the applicable securities regulatory authority in each such Canadian Jurisdiction that maintains such a list.

(h)

Financial Statements. The audited consolidated financial statements and the related notes thereto of Teck and its consolidated subsidiaries for the years ended December 31, 2008, 2007 and 2006 and interim consolidated financial statements and the related notes thereto of Teck and its consolidated subsidiaries for the three months ended March 31, 2009 (the “Financial Statements”) comply in all material respects with the applicable requirements of the Canadian securities laws and present fairly the financial position of Teck and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified, and have been prepared in conformity with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with the provisions of Item 18 of Form 20-F under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case applied on a consistent basis throughout the periods covered thereby. None of Teck or its subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, (ii) which have been publicly disclosed by Teck, or (iii) which would not have a Material Adverse Effect.

(i)

No Material Adverse Change. Between December 31, 2008 and the date hereof, (i) there has not been any material change in the share capital or long-term debt of Teck or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by Teck on any class of shares, or, individually or in the aggregate, any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position or results of operations of Teck and its subsidiaries taken as a whole; (ii) neither Teck nor any of its subsidiaries has entered into any transaction or agreement that is material to Teck and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to Teck and its subsidiaries taken as a whole; and (iii) neither Teck nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or Governmental Authority, except in each of clauses (i) through (iii) above as otherwise publicly disclosed by Teck.

(j)

No Violation or Default. Other than as publicly disclosed by Teck, neither Teck nor any of its subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default of, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Teck or any of its subsidiaries is a party or by which Teck or any of its subsidiaries is bound or to which any of the property or assets of Teck or any of its subsidiaries is subject; or (iii) in violation of any laws, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(k)

Legal Proceedings. Except as publicly disclosed by Teck, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which Teck or any of its subsidiaries is or may be a party or to which any property of Teck or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to Teck or any of its subsidiaries, could have a Material Adverse Effect, and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of Teck, contemplated by any Governmental Authority or threatened by others.

(l)

Reports. Teck has, in accordance with applicable laws, filed with securities regulatory authorities, the TSX and the NYSE, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other stock based incentive plans, prospectuses, other offering documents and all other documents required to be filed by it with securities regulatory authorities, the TSX or the NYSE as applicable since January 1, 2007 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Teck Public Documents”). The Teck Public Documents (i) at the time filed did not, (ii) as of the date hereof (taken as a whole after giving effect to all filings made prior to the date hereof), do not, and (iii) as of the Closing Date (taken as a whole after giving effect to all filings made prior to the Closing Date) will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Teck has not filed any confidential material change report with any of the securities regulatory authorities, the TSX, the NYSE or any other self-regulatory authority that remains confidential.

(m)

Title to Real and Personal Property. Except as publicly disclosed by Teck, Teck and its subsidiaries have good and marketable, in the case of real property, and valid, in the case of personal property, title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property (including mining licenses, claims, mineral or exploration concessions, extraction and other mineral property rights, and leases, subleases, or surface use agreements for real property and mining interests) that are used or held by Teck and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by Teck and its subsidiaries, (ii) could not, individually or in the aggregate, have a Material Adverse Effect or (iii) have been granted in connection with Teck’s outstanding credit agreements and other applicable debt obligations, in each case as publicly disclosed by Teck.

(n)

Licenses and Permits. Except as publicly disclosed by Teck, Teck and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate Governmental Authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as publicly disclosed by Teck or as would not have a Material Adverse Effect, neither Teck nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(o)

Compliance with Environmental Laws. Except as publicly disclosed by Teck, Teck and its subsidiaries (i) are in compliance with any and all applicable laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in any such case for any such failure to comply with, or failure to receive required permits, licenses or approvals, or liability as would not, individually or in the aggregate, have a Material Adverse Effect.

(p)

Disclosure Controls. Teck and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that is designed to ensure that information required to be disclosed by Teck in reports that it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s and Canadian securities authorities’ rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to Teck’s management as appropriate to allow timely decisions regarding required disclosure. Teck and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and as contemplated under NI 52-109.

(q)

Accounting Controls. Teck and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act and NI 52-109) that comply with the requirements of the Exchange Act and NI 52-109 and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including internal accounting controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management's general or specific authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) that access to assets is permitted only in accordance with management's general or specific authorization; (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) regarding prevention or timely detection of unauthorized acquisition, use or disposition of Teck’s assets that could have a material effect on Teck’s annual financial statements or interim financial statements. Since the date of the most recent balance sheet of Teck publicly disclosed by Teck, Teck’s auditors and the Audit Committee of the Board of Directors have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Teck’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Teck’s internal control over financial reporting. Except as publicly disclosed by Teck, there are no material weaknesses in Teck’s internal controls.

(r)

No Unlawful Payments. Neither Teck nor any of its subsidiaries nor, to the best knowledge of Teck, any director, officer, agent, employee or other person associated with or acting on behalf of Teck or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(s)

Compliance with Money Laundering Laws. The operations of Teck and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which Teck and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or body or any arbitrator involving Teck or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of Teck, threatened.

(t)

No Broker's Fees. Neither Teck nor any of its subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Purchaser for a brokerage commission, finder's fee or like payment in connection with the issuance and sale of the Purchased Shares.

(u)

Independent Accountants. PricewaterhouseCoopers LLP, which has audited certain financial statements of Teck and its subsidiaries is an independent registered public accounting firm with respect to Teck and its subsidiaries within the applicable rules and regulations adopted by the Canadian securities regulators and the Public Accounting Oversight Board (United States) and as required by the Securities Act. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with PricewaterhouseCoopers LLP.

(v)

Investment Company Act. Teck is not and, after giving effect to the offering and sale of the Purchased Shares and the application of the proceeds thereof as described herein, will not be required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(w)

Taxes. Except as publicly disclosed by Teck, Teck and each subsidiary has timely filed or caused to be filed all tax returns and reports required to have been filed by it and has paid or caused to be paid all taxes required to have been paid by it, except (i) taxes that are being contested in good faith by appropriate proceedings and for which Teck or such subsidiary has set aside on the Financial Statements a reasonable reserve, or (ii) taxes that commenced being contested in good faith by appropriate proceedings during the period after the most recent period covered in the Financial Statements and in which case Teck or such subsidiary has set aside on its books a reasonable reserve for such taxes.

13.	Indemnification.
(a)

The representations, warranties and covenants of Teck contained in this Agreement are made by Teck with the intent that they may be relied upon by the Purchaser in entering into this Agreement, determining whether to purchase the Purchased Shares and consummating the transactions contemplated hereby, and Teck covenants and agrees to indemnify and save harmless the Purchaser (and its affiliates and their respective shareholders, officers, directors, employees and agents) from and against all (i) civil or administrative penalties arising from violations or alleged violations of applicable laws, (ii) losses, claims, damages, liabilities, costs and expenses, including all amounts paid to settle actions (provided Teck has previously consented to such settlement) or satisfy judgements or awards, and (iii) reasonable legal fees and expenses relating to the above, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by Teck of any representation, warranty or covenant made by Teck under this Agreement.

(b)

The representations, warranties and covenants of the Purchaser and the Guarantor contained in this Agreement are made by the Purchaser and the Guarantor with the intent that they may be relied upon by Teck in entering into this Agreement, determining whether to issue the Purchased Shares and consummating the transactions contemplated hereby, and the Purchaser covenants and agrees to indemnify and save harmless Teck (and its affiliates and their respective shareholders, officers, directors, employees and agents) from and against all (i) civil or administrative penalties arising from violations or alleged violations of applicable laws, (ii) losses, claims, damages, liabilities, costs and expenses, including all amounts paid to settle actions (provided the Purchaser has previously consented to such settlement) or satisfy judgements or awards, and (iii) reasonable legal fees and expenses relating to the above, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by the Purchaser or the Guarantor of any representation, warranty or covenant made by the Purchaser or the Guarantor under this Agreement.

14.	Survival of Representations, Warranties and Covenants.

The Purchaser, the Guarantor and Teck agree that the representations and warranties made by each of them in this Agreement, including pursuant to Sections 11 and 12 of this Agreement, and in any certificate delivered pursuant hereto, shall survive until the end of the second anniversary of the Closing Date; provided, however, that the representations and warranties set forth in: (i) Sections 11(a), 11(b), 11(d), 11(k), 12(a), 12(b), 12(c), 12(d)(iii), 12(f) and 12(t) shall survive indefinitely; and (ii) Section 12(l) shall survive for three years from the Closing Date.

The Purchaser, the Guarantor and Teck agree that unless required to be performed on or prior to the Closing Date or unless otherwise expressly set forth herein, the covenants made pursuant hereto shall survive indefinitely. For greater certainty, the Purchaser, the Guarantor and Teck each acknowledge and agree that in the event of a breach or threatened breach of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security), and each of the Purchaser, the Guarantor and Teck agrees not to plead sufficiency of damages as a defence in such circumstances.

15.	Governing Law.

The Purchaser, the Guarantor and Teck agree that this Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Purchaser, the Guarantor and Teck irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

16.	Notices.

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

if to the Purchaser:	Fullbloom Investment Corporation Room 1710-B New Poly Plaza No. 1 Chaoyangmen Beidajie Dongcheng Beijing 100010 China

	Attention: Email: Fax:	Gao Xiqing xqg@china-inv.cn +86 (10) 6653 3378

- and -

	Attention: Email: Fax:	Felix P. Chee xubq@china-inv.cn +86 (10) 6408 6731

with a copy to:	China Investment Corporation New Poly Plaza No. 1 Chaoyangmen Beidajie Dongcheng Beijing 100010 China

	Attention: Email: Fax:	Zhang Hong zhanghong@china-inv.cn +86 (10) 6408 6820

and with a copy to:	Torys LLP 79 Wellington St. W Suite 3000 Toronto, Ontario M5K 1N2

	Attention: Email: Fax:	Michael Amm mamm@torys.com +1 (416) 865 7380

if to Teck:	Teck Resources Limited Suite 3300, 550 Burrard Street Vancouver, British Columbia V6C 0B3

	Attention: Email: Fax:	Peter C. Rozee peter.rozee@teck.com (604) 699-4707

with a copy to:	Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9

	Attention: Email: Fax:	William J. Braithwaite wbraithwaite@stikeman.com (416) 947-0866

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the Business Day in the place of delivery next following the day it was transmitted. Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 16.

17.	Intentionally Deleted.

18.	Assignment.

The Purchaser, the Guarantor and Teck agree that none of the Purchaser, the Guarantor or Teck may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other parties. Notwithstanding the foregoing, the Purchaser shall be entitled to assign its rights under this Agreement without the consent of Teck to the Guarantor or to any wholly-owned subsidiary of the Guarantor who agrees to be bound by all of the covenants of the Purchaser contained herein and comply with the provisions of this Agreement and delivers to Teck a duly executed undertaking to such effect in form and substance satisfactory to Teck, acting reasonably, and provided that any such assignment shall not relieve the Purchaser or the Guarantor of any of their obligations hereunder.

19.	Announcements.

The Purchaser, the Guarantor and Teck agree that during the period up to and including the Closing Date, no press release, public statement or announcement or other public disclosure (a “Public Statement”) with respect to this Agreement or the Transaction may be made except with the prior written consent and joint approval of Teck and the Purchaser or if required by law or a Governmental Authority, and that where the Public Statement is required by law or a Governmental Authority, the person required to make the Public Statement will use reasonable commercial efforts to obtain the approval of the others as to the form, nature and extent of the disclosure.

20.	Entire Agreement.

The Purchaser, the Guarantor and Teck agree that this Agreement, including for greater certainty the representations and warranties of, guarantee by and other covenants and agreements of the Guarantor contained herein, contains, for good and valuable consideration, the entire agreement of the Purchaser, the Guarantor and Teck relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Purchaser, the Guarantor and Teck.

21.	Expenses.

The Purchaser, the Guarantor and Teck agree that all costs and expenses (including the fees and disbursements of legal counsel and other professional advisors) incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the party incurring such expenses.

22.	Enurement.

The Purchaser, the Guarantor and Teck agree that this Agreement is binding upon and enures to the benefit of the Purchaser, the Guarantor and Teck and their respective successors and assigns.

23.	Severability.

The Purchaser, the Guarantor and Teck agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

24.	Interpretation.

The Purchaser, the Guarantor and Teck agree that in this Agreement:

(a)	“including” means including without limitation;
(b)	words importing the singular number only shall include the plural and vice versa and words importing any gender shall include all genders;
(c)	if a word or phrase is defined, its other grammatical forms have a corresponding meaning;
(d)	the division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the Agreement’s interpretation;
(e)	all amounts in this Agreement referred to by “$” or “U.S.$” mean United States currency and all amounts in this Agreement referred to by “C$” mean Canadian currency;
(f)

“Business Day” means any day other than a Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto, the City of Vancouver or the City of Beijing. In the event that any action is required or permitted to be taken under this Agreement on or by a date that is not a Business Day, such action may be taken on or by the Business Day immediately following such date;

(g)	“China” means the People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
(h)	“Class B Shares” means Class B subordinate voting shares in the capital of Teck;
(i)

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, properties, operations, financial condition, results of operations, assets or liabilities (contingent or otherwise) or prospects of Teck on a consolidated basis, other than any change, effect, event, occurrence, circumstance or state of facts relating to or resulting from: (i) the mineral resource industry as a whole, to the extent that such change, effect, event, occurrence, circumstance or state of facts does not have a materially disproportionate effect on Teck relative to other comparable companies and entities operating in the mining industry; (ii) general economic, financial, currency exchange, securities or commodity market conditions; (iii) any act of terrorism or outbreak or escalation of hostilities or armed conflict; (iv) any change in the market price of base metals, specialty metals, metallurgical coal or gold or Class B Shares (it being understood that any cause or factor underlying any such change in the market price of the Class B Shares, other than any cause or factor set out in clauses (i) through (viii), may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred); (v) any change in laws, or the interpretation or administration thereof, by any Governmental Authorities or any changes in Canadian generally accepted accounting principles; (vi) market shortages or market price changes on a current or forward basis with respect to raw materials, fuel, explosives, spares, transportation or other products or services used or sold by Teck, its subsidiaries or its joint venture interests; (vii) the failure to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that any cause or factor underlying any such failure, other than any cause or factor set out in clauses (i) through (viii), may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred); or (viii) the public announcement of the Transaction or the completion thereof;

(j)

for purposes of this Agreement, it shall in each case be a question of fact as to whether two persons are dealing at arm’s length in connection with securities of Teck, and without limitation: (i) a person will not be considered to be dealing not at arm’s length with another person solely because it is under common ownership with such person; (ii) persons who are affiliates of each other will be presumed not to deal at arm’s length; (iii) persons who are acting jointly or in concert with one another in connection with securities of Teck are not dealing at arm’s length; (iv) where one or more persons is controlling in fact the actions of another person in connection with securities of Teck, then such persons are not dealing at arm’s length; and (v) where two or more persons are, directly or indirectly, acting under the common direction of a single person in connection with securities of Teck, then such persons are not dealing at arm’s length;

(k)

“Registration Rights Agreement” means the registration rights agreement to be entered into by the parties hereto and to be dated the Closing Date, substantially in the form attached as Schedule “B” hereto;

(l)	“take-over bid” has the meaning ascribed thereto in Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids;
(m)

the term “person” is to be broadly interpreted and includes an individual, a natural person, a firm, a corporation, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity;

(n)

a person is deemed to be an affiliate of another person if one is a subsidiary of the other, or if both are subsidiaries of the same person, or if each of them is controlled by the same person, provided that a person shall not be considered to be an affiliate of another person due to common control of such person and another person, whether direct or indirect, by a government or Governmental Authority;

(o)

a person is deemed to be a subsidiary of another person if it is controlled directly or indirectly by that person, and includes a subsidiary of that subsidiary; provided, however, that Central Huijin Investment Ltd. (“Huijin”) and its subsidiaries shall be deemed not to be subsidiaries (but shall be deemed affiliates) of the Guarantor for the purposes of this Agreement unless with respect to actions relating to securities of Teck, Huijin and its subsidiaries are acting at the direction of the Guarantor or its subsidiaries (other than Huijin and its subsidiaries); and

(p)	control means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement or otherwise.
25.	Further Assurances.

Each of the parties upon the request of the other, whether before or after Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

26.	Time of Essence.

The Purchaser, the Guarantor and Teck agree that time is of the essence in this Agreement.

27.	Counterparts.

The Purchaser, the Guarantor and Teck agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

28.	Acceptance.

If the foregoing accurately reflects your understanding of our agreement, please sign in the space provided below and return it to us by no later than 3:15 am Vancouver Time, July 4, 2009 failing which it shall immediately become null and void.

Yours truly,
Teck Resources Limited
By:	/s/ Donald R. Lindsay
Name: Donald R. Lindsay Title: President and Chief Executive Officer

By:	/s/ Ronald J. Vance
Name: Ronald J. Vance Title: Senior Vice President, Corporate Development

Agreed as of this 3rd day of July, 2009

Fullbloom Investment Corporation
By:	/s/ Gao Xiqing
Name: Gao Xiqing Title: Executive Director

The Guarantor hereby (a) represents and warrants that the representations and warranties of the Purchaser and the Guarantor contained in this Agreement are true and correct, (b) agrees to the agreements and covenants of the Guarantor contained in this Agreement, and (c) unconditionally and irrevocably guarantees the full performance by the Purchaser of all of its obligations under the Agreement, including the payment of the Purchase Price set forth in this Agreement.

China Investment Corporation
By:	/s/ / Lou Jiwei
Name: Lou Jiwei Title: Chairman and CEO

[End of Agreement – Schedules Follow]

SCHEDULE “A”
WIRE TRANSFER INSTRUCTIONS

(omitted)

SCHEDULE "B"
REGISTRATION RIGHTS AGREEMENT

(attached)

SCHEDULE “B”

REGISTRATION RIGHTS AGREEMENT

Between

TECK RESOURCES LIMITED

(the “Corporation”)

And

FULLBLOOM INVESTMENT CORPORATION

(the “Holder”)

July __, 2009

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc.	5
1.3	Accounting References	5
1.4	Number, etc.	5
1.5	Statutory References	5
1.6	Date for Any Action	5

ARTICLE 2 REGISTRATION RIGHTS		5
2.1	Required Qualification	5
2.2	Qualification	7
2.3	Selection of Underwriters	8
2.4	Qualification Expenses	8

ARTICLE 3 REGISTRATION PROCEDURES		8
3.1	Procedures	8
3.2	Obligations of the Holder	11

ARTICLE 4 DUE DILIGENCE; INDEMNIFICATION		12
4.1	Preparation; Reasonable Investigation	12
4.2	Indemnification	13

ARTICLE 5 GENERAL		15
5.1	No Inconsistent Agreements	15
5.2	Remedies	15
5.3	Amendments	16
5.4	Assignment	16
5.5	Term	16
5.6	Severability	16
5.7	Delays or Omissions	16
5.8	Descriptive Headings	17
5.9	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	17
5.10	Notices	17

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement is made the __th day of July, 2009 between Teck Resources Limited (the “Corporation”), a corporation governed by the laws of Canada, and Fullbloom Investment Corporation, a company governed by the laws of China (the “Holder”).

WHEREAS the parties desire to enter into this Agreement to provide inter alia for the right of the Holder to require the Corporation to prepare and file a preliminary prospectus and a final prospectus with the Commissions (as hereinafter defined), and, in conjunction therewith, to prepare and file a registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10 or other form permitted under MJDS or Securities Laws, covering the Designated Qualifiable Securities (as hereinafter defined) to permit the sale thereof in such manner as the Holder may designate on the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations adopted by the SEC thereunder.
(b)	“Affiliate” has the meaning ascribed thereto in the 1933 Act.
(c)

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, the City of Vancouver or the City of Beijing for the transaction of banking business and the SEC is open for business.

(d)	“China” means the People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.
(e)	“Commissions” means the securities commissions or other securities regulatory authorities in each of the provinces of Canada.
(f)	“Corporation” means Teck Resources Limited and any corporation resulting from the amalgamation or merger of the Corporation with another corporation or other corporations.

(g)	“Demand Qualifiable Securities” shall have the meaning set out in subsection 2.1(a).
(h)	“Demand Qualification” shall have the meaning set out in subsection 2.1(a).
(i)	“Designated Qualifiable Securities” shall have the meaning set out in subsection 2.1(c).
(j)	“Distribution Period” has the meaning ascribed thereto in subsection 3.1(c).
(k)	“Holder” means Fullbloom Investment Corporation and/or one or more assignees thereof pursuant to Section 5.4.
(l)

“misrepresentation” means (i) an untrue statement of material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(m)

“MJDS” means the multijurisdictional disclosure system adopted by the Commissions through National Instrument 71-101 - The Multijurisdictional Disclosure System and adopted by the SEC or any successor multijurisdictional disclosure system adopted by the Commissions and the SEC from time to time.

(n)

“Person” means an individual, body corporate with or without share capital, partnership, joint venture, unincorporated association, syndicate, sole proprietorship, trust, pension corporation, union, governmental agency, board, tribunal, ministry, commission or department and the heirs, beneficiaries, executors, legal representatives or administrators of an individual.

(o)	“Piggy Back Qualifiable Securities” shall have the meaning set out in subsection 2.1(c).
(p)	“Piggy Back Qualification” shall have the meaning set out in subsection 2.1(c).
(q)	“POP Issuer” means an issuer eligible to use the POP System or equivalent system established from time to time by the Commissions.
(r)

“POP System” means the prompt offering prospectus qualification system under National Instrument 44-101 of the Canadian Securities Administrators entitled “Short Form Prospectus Distributions” or any successor policy, rule, regulation or similar instrument.

(s)	“Qualifiable Securities” means any Shares acquired by the Holder on or after the date of this Agreement.
(t)

“Qualification” means the qualification of securities under the Securities Laws so as to permit the distribution of such securities to the public in any or all of the provinces of Canada and in the United States subject to the limitations contained herein.

(u)	“Qualification Expenses” means all expenses in connection with any Qualification pursuant to this Agreement including, without limitation, the following:
(i)

all fees or commissions payable to an underwriter, investment banker, manager or agent and reasonable and documented out-of-pocket fees, disbursements and expenses payable to counsel of the Holder in connection with the distribution of the Qualifiable Securities;

(ii)	all fees, disbursements and expenses of counsel and auditors to the Corporation;
(iii)

all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, registration statement or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(iv)	all filing fees of any Commission, of the SEC and of any applicable U.S. state regulator;
(v)	all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Corporation;
(vi)	all expenses relating to the preparation of certificates;
(vii)	all fees and expenses of any securities exchange or over-the-counter market on which the Shares are then listed; and
(viii)	all expenses of the Corporation relating to “road shows” and marketing activities and all travel and lodging expenses of the Corporation in connection with such “road shows” and marketing activities.
(v)	“Qualification Period” means the period commencing one year plus one day following the date of this Agreement and terminating on the tenth anniversary of the date of this Agreement.
(w)	“SEC” means the United States Securities and Exchange Commission.
(x)	“Secondary Qualification” shall have the meaning set out in subsection 2.1(c).
(y)

“Securities Laws” means the applicable securities legislation of each of the provinces of Canada, as well as the applicable federal and state securities legislation of the United States, and all published rules, regulations, instruments, policy statements, orders, rulings, communiqués and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended or replaced.

(z)	“Share” means a Class B subordinate voting share in the capital of the Corporation.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to “section” or “subsection” followed by a number and/or a letter refer to the specified section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Accounting References

All accounting terms not expressly defined herein shall be construed in accordance with Canadian generally accepted accounting principles, except where the context otherwise requires.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Statutory References

Except as otherwise expressly provided in this Agreement, any references to a statute or regulation shall be construed as a reference to such statute or regulation in effect on the date of this Agreement as it may be amended, re-enacted or superseded from time to time.

1.6	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

ARTICLE 2

REGISTRATION RIGHTS

2.1	Required Qualification
(a)

Subject to the provisions hereof, at any time and from time to time during the Qualification Period, the Holder may request the Corporation to effect a Qualification of all or part of the Qualifiable Securities (such Qualification being hereinafter referred to as a “Demand Qualification”). Such a request shall be in writing and shall specify the number and the description of Qualifiable Securities to be sold (the “Demand Qualifiable Securities”), the intended method of disposition and the jurisdictions (which may only include Canada or any province thereof and/or the United States of America) in which the Holder, acting reasonably, requests that the Demand Qualification be effected (provided that if the Holder requests the Demand Qualification to be effected only in the United States, then the Corporation shall also file the prospectus in one province of Canada solely to the extent required for the purposes of MJDS qualification). The Corporation shall not be obligated to file a prospectus or registration statement in connection with a Demand Qualification during the period ending six months after the date of the receipt issued by the Commissions (or any of them) for any other final prospectus filed by the Corporation and/or the effective date of any other registration statement filed by the Corporation. In addition, subject to Section 2.1(c), the Corporation shall not be obligated to effect more than three Demand Qualifications in total under this Agreement. For the purposes of this subsection, a Demand Qualification will not be considered as having been effected until a receipt has been issued for the final prospectus by the Commissions and/or the registration statement has been declared effective by the SEC, as applicable, pursuant to which the Demand Qualifiable Securities are to be sold. In the event that the Corporation and/or any other securityholder of the Corporation proposes to offer and sell its securities as part of any Demand Qualification initiated by the Holder under this Agreement, and if the managing underwriter or underwriters advise the Corporation that the aggregate amount of securities requested to be included in such offering is sufficiently large to have a material adverse effect on the distribution or sales price of the Demand Qualifiable Securities in such offering, then the Corporation shall include in such Demand Qualification, to the extent of the amount that the managing underwriter or underwriters believe may be sold without causing such material adverse effect, first, the Qualifiable Securities of the Holder requested to be included in the offering under this Section 2.1(a), and second, securities offered by the Corporation for its own account and/or by any other securityholder of the Corporation (in such proportions as determined by the Corporation in its sole discretion).

(b)

The obligation of the Corporation pursuant to subsection 2.1(a) to comply with the request of the Holder for a Demand Qualification is subject to each of the following: (i) the Corporation shall be entitled to postpone the filing of such prospectus or registration statement otherwise required to be prepared and filed by it pursuant hereto (or withdraw any prospectus or registration statement that has been filed by it pursuant hereto), in each case for a reasonable period of time (not to exceed 90 days) if, at the time it receives the Demand Qualification request or before the Demand Qualification has been effected, the Board of Directors, in its good faith judgment, determines that the Demand Qualification should not be effected or continued because it would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction involving the Corporation or require the Corporation to disclose any material nonpublic information which would reasonably be likely to be detrimental to the Corporation and gives prompt notice of such determination to the Holder; and (ii) the Corporation shall not be required to effect a Demand Qualification unless the Demand Qualifiable Securities either (A) constitute at least 15% of the Qualifiable Securities held by the Holder as of the date hereof or (B) have an aggregate market price of at least CDN$250 million. Market price for the purposes of the foregoing shall be calculated on the basis of the volume weighted average trading price of the Shares over the Toronto Stock Exchange on the 15 trading days immediately preceding the delivery to the Corporation of the request for the Demand Qualification.

(c)

If during the Qualification Period the Corporation proposes to file a prospectus in Canada and/or a registration statement in the United States in order to permit the Qualification of its Shares pursuant to an underwritten offering for its own account or for the account of any holder of Shares, in a form and manner that, with appropriate changes, would permit the Qualification of Qualifiable Securities under such prospectus and/or registration statement, the Corporation shall give reasonably prompt notice of its intention to do so to the Holder and shall use all reasonable efforts to include in the proposed distribution such number of Qualifiable Securities (the “Piggy Back Qualifiable Securities”, and together with the Demand Qualifiable Securities, the “Designated Qualifiable Securities”) as the Holder shall request (such Qualification hereinafter referred to as a “Piggy Back Qualification”, and together with a Demand Qualification, a “Secondary Qualification”) within ten days after the giving of such notice, upon the same terms (including the method of distribution) as such distribution; provided that (i) the foregoing shall not apply in the case of a “bought deal”, and in the event Teck completes a “bought deal”, the Holder shall be entitled to an additional Demand Qualification, (ii) the Corporation shall not be required to include all such Piggy Back Qualifiable Securities in any such distribution by the Corporation if the Corporation is advised in good faith and in writing by its managing underwriter or underwriters that the inclusion of any such Piggy Back Qualifiable Securities may, in their opinion, have a material adverse effect on the distribution or sales price of the securities being offered by the Corporation, in which case the number of Piggy Back Qualifiable Securities and the number of Shares of any other shareholder exercising such rights shall be reduced as necessary on a pro-rata basis, and (iii) the Corporation may at any time prior to the issuance of a receipt for such final prospectus or the effectiveness of any such registration statement pursuant to which the securities are to be sold, at its sole discretion and without the consent of the Holder, withdraw such prospectus and registration statement and abandon the proposed distribution in which the Holder has requested to participate; provided, that the Corporation will pay, to the extent not prohibited by the Securities Laws, the Qualification Expenses in connection with such withdrawn prospectus or registration statement. The failure of the Holder to respond within the periods referred to in the immediately preceding sentence shall be deemed to be a waiver of the Holder’s rights under this Section 2.1(c) with respect to such Piggy Back Qualification.  The Holder may also waive its rights under this Section 2.1(c) by giving written notice to the Corporation. No Qualification of Qualifiable Securities under this subsection 2.1(c) shall relieve the Corporation of its obligations to effect Demand Qualifications pursuant to subsection 2.1(a) hereof. The Holder shall be entitled to unlimited Piggy Back Qualifications.

2.2	Qualification
(a)

The Corporation will effect a Secondary Qualification in Canada by way of a short-form prospectus prepared pursuant to the POP System if, at the time of such Secondary Qualification, the Corporation is a POP Issuer and is able to do so in all of the jurisdictions in which the Secondary Qualification is to be effected, it being acknowledged that the Corporation shall only be required to effect a Secondary Qualification by way of a short-form prospectus in the provinces of

Canada. For greater certainty, it is acknowledged that in the event that the Corporation is not a POP Issuer or is unable to utilize the POP System in one or more Canadian provinces in which the Demand Qualification is to be effected, the Corporation shall proceed by way of long-form prospectus.

(b)

The Corporation will effect a Secondary Qualification in the United States by way of a registration statement on Form F-10 or on such other form as is utilized under MJDS from time to time; provided, however, that if at the time of such Secondary Qualification, the Corporation is ineligible to effect a registration statement in the United States on Form F-10 or under another applicable MJDS form, the Corporation shall effect the Secondary Qualification in the United States on such form or forms as shall be available to enable the Holder to sell the Designated Qualifiable Securities in compliance with the Securities Laws of the United States.

2.3	Selection of Underwriters

Upon requesting a Demand Qualification, the Holder shall, with the approval of the Corporation (not to be unreasonably withheld), select the investment banker(s) and manager(s) to effect the distribution in connection with such Demand Qualification, it being acknowledged by the Holder that the participation of a registrant shall be required in Canada and a registered broker-dealer in the United States in connection with each Secondary Qualification hereunder and it being further acknowledged that the investment banker(s) and/or manager(s) selected by the Holder must be of nationally recognized standing in the United States and/or Canada (as applicable).

2.4	Qualification Expenses

Except as expressly provided below, the Corporation will pay all Qualification Expenses; provided, that the Holder shall be solely responsible for the underwriting commissions and fees payable in respect of the sale of the Designated Qualifiable Securities by netting from the proceeds of the sale of such Designated Qualifiable Securities any such underwriting commissions or fees before payment of the net proceeds to the selling shareholder(s). The Corporation shall not be obligated to reimburse the Holder for the fees and expenses of more than one U.S. and one Canadian law firm in connection with any Secondary Qualification and the fees of any other counsel or any other advisors to the Holder shall be the sole responsibility of the Holder.

ARTICLE 3

REGISTRATION PROCEDURES

3.1	Procedures

Upon receipt of a request from the Holder pursuant to section 2.1, the Corporation will, subject to section 2.1, effect the Secondary Qualification as requested. In particular, the Corporation will, in each case as applicable:

(a)	as expeditiously as reasonably possible, effect a Secondary Qualification in one or more Canadian jurisdictions, prepare and file (in any event within 60 days after the request for Secondary Qualification has been delivered to the Corporation) in the English language and, if required, French language, a preliminary prospectus under and in compliance with the Securities Laws of each Canadian jurisdiction in which the Secondary Qualification is to be effected and such other related documents as may be reasonably necessary to be filed in connection with any such preliminary prospectus and shall, as soon as possible after any comments of the Commissions have been satisfied with respect thereto, prepare and file under and in compliance with the Securities Laws a final prospectus in the English language and, if required, French language, and obtain receipts therefor and use its commercially reasonable efforts to cause a receipt to be issued for such prospectus as soon as possible and shall take all other steps and proceedings that may be reasonably necessary in order to permit the Qualification of the Designated Qualifiable Securities for distribution by registrants who comply with the relevant provisions of the Securities Laws (provided that, before filing all such documents referred to in this subsection 3.1(a), the Corporation will furnish the counsel to the Holder copies thereof and otherwise comply with section 4.1 hereof);

(b)

as expeditiously as reasonably possible, effect a Secondary Qualification in the United States, prepare and file (in any event within 60 days after the request for Secondary Qualification has been delivered to the Corporation) with the SEC a registration statement on Form F-10 or such other form as is permitted under MJDS or other Securities Laws of the United States from time to time, covering the distribution of the Designated Qualifiable Securities (subject to the terms of Section 2.1) and such other related documents as may be reasonably necessary to be filed in connection with any such registration statement or other form and take all other steps and proceedings that may be reasonably necessary in order to permit the Qualification of the Designated Qualifiable Securities for distribution (provided that, before filing all such documents referred to in this subsection 3.1(b), the Corporation will furnish to the counsel to the Holder copies thereof and otherwise comply with section 4.1 hereof);

(c)

use commercially reasonable efforts to prepare and file with the applicable Commissions in the Canadian jurisdictions in which the Secondary Qualification is to be effected and with the SEC such amendments and supplements to such preliminary prospectus, final prospectus and registration statement, as may be reasonably necessary to comply with the provisions of the applicable Securities Laws with respect to the Qualification of Designated Qualifiable Securities, and take such steps as are reasonably necessary to maintain the effectiveness of such prospectus and registration statement, as applicable, until the time at which the distribution of the Designated Qualifiable Securities is completed (but such requirement will only extend for a maximum period of 45 days from the date of the effectiveness of the prospectus and/or registration statement, as applicable (the “Distribution Period”));

(d)

use commercially reasonable efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Holder of the Designated Qualifiable Securities covered by a registration statement under such other securities or “blue sky” laws of such jurisdictions of the United States as designated by the Holder, acting reasonably, in the request for Demand Qualification, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be reasonably necessary to maintain the effectiveness thereof during the Distribution Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Distribution Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Designated Qualifiable Securities for sale in such jurisdictions; provided, however, that the Corporation shall not be required in connection therewith or as a condition thereto to (A) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this subsection 3.1(d), (B) subject itself to any taxation in any such jurisdiction, or (C) consent to general service of process in such jurisdiction. The Corporation shall promptly notify the Holder of the receipt by the Corporation of any notification with respect to the suspension of the registration or qualification of any of the Designated Qualifiable Securities for sale under the securities or “blue sky” laws of any jurisdiction of the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose;

(e)

furnish to the Holder and the underwriter or underwriters of any such distribution, upon their request, such number of copies of such preliminary prospectus, final prospectus, registration statement and any amendment and supplement thereto (including any documents incorporated therein by reference) and such other relevant documents as the Holder may reasonably request in order to facilitate the distribution of the Designated Qualifiable Securities;

(f)	furnish to the Holder and the underwriter or underwriters of any such distribution and such other persons as the Holder may reasonably specify:
(i)

an opinion of counsel to the Corporation addressed to the Holder and the underwriter or underwriters of such distribution and dated the closing date of the distribution, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering;

(ii)

a non-statutory “cold comfort” letter addressed to the underwriter or underwriters dated the date of the prospectus and the closing date of the distribution signed by the auditors of the Corporation, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing underwriter reasonably requests;

(iii)

if a prospectus is filed in Quebec, opinions of Quebec counsel to the Corporation and the auditors of the Corporation addressed to the Holder and the underwriter or underwriters of such distribution relating to the translation of the preliminary prospectus and the prospectus, such opinions being dated the dates of the preliminary prospectus, prospectus and closing; and

(iv)	such corporate certificates as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holder may reasonably request;

(g)

as expeditiously as possible following actual knowledge by the Corporation thereof, notify the Holder of the happening of any event during the Distribution Period as a result of which the preliminary prospectus, final prospectus or the registration statement, as then in effect, would include a misrepresentation (insofar as such misrepresentation relates to or was made by the Corporation);

(h)

otherwise use its commercially reasonable efforts to comply with all applicable published policies, rules and regulations of the applicable Commissions and any stock exchange and over-the-counter market on which the Shares are then listed or quoted;

(i)	provide a transfer agent and registrar for such Shares no later than the closing date of the offering;
(j)	use its commercially reasonable efforts to cause all such Designated Qualifiable Securities to be listed on each securities exchange or over-the-counter market on which the Shares are then listed;
(k)

enter into an underwriting agreement with the underwriter or underwriters for such distribution, such agreement to contain such representations and warranties by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification agreements substantially consistent with section 4.2 and such other documents on such terms and conditions as are customary in secondary offerings and take all such other actions as permitted by law as the Holder or the underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the distribution of the Designated Qualifiable Securities; and

(l)

in the event of the issuance of any order or ruling suspending the effectiveness of a prospectus receipt or registration statement or any order suspending or preventing the use of any prospectus or registration statement or suspending the Qualification of any of the Designated Qualifiable Securities by such prospectus or registration statement in any applicable province of Canada or in the United States, the Corporation will, as expeditiously as possible after actual knowledge by the Corporation thereof, notify the Holder of such event and use its commercially reasonable efforts promptly to obtain the withdrawal of such order or ruling.

3.2	Obligations of the Holder

In connection with any Secondary Qualification, the Holder shall:

(a)

provide, in writing, such information with respect to the Holder including the number of securities of the Corporation held by the Holder as may be required by the Corporation to comply with the applicable Securities Laws in each jurisdiction in which the Secondary Qualification is to be effected;

(b)

if required under applicable Securities Laws, execute any certificate forming part of a preliminary prospectus, final prospectus, registration statement or similar document to be filed with the applicable Commissions or the SEC;

(c)

immediately notify the Corporation of the happening of any event during the Distribution Period, as a result of which the preliminary prospectus, final prospectus or the registration statement, as in effect, would include a misrepresentation insofar as such misrepresentation relates to the Holder or relates to information provided by the Holder to the Corporation in writing for inclusion in the preliminary prospectus, final prospectus or the registration statement;

(d)

comply with all applicable published policies, rules and regulations of the applicable Commissions and the SEC and any stock exchange and over-the-counter market on which the Shares are then listed or quoted and to otherwise comply with applicable Securities Laws; and

(e)

not effect or permit to be effected sales of Designated Qualifiable Securities or deliver or permit to be delivered any prospectus or registration statement in respect of such sale after notification by the Corporation of any order or ruling suspending the effectiveness of the prospectus or registration statement or after notification by the Corporation under subsection 3.1(g), until the Corporation advises the Holder that such suspension has been lifted or that it has filed an amendment to such prospectus or registration statement and has provided copies of such amendment to the Holder. The Holder shall, if so directed by the Corporation, deliver to the Corporation (at the Corporation’s expense) all copies, other than permanent file copies, then in the Holder’s possession of such prospectus covering the Designated Qualifiable Securities that was in effect at the time of receipt of such notice.

ARTICLE 4

DUE DILIGENCE; INDEMNIFICATION

4.1	Preparation; Reasonable Investigation

In connection with the preparation and filing of any preliminary prospectus, final prospectus or registration statement as herein contemplated, the Corporation will give the Holder and the underwriter or underwriters of such distribution and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to the Corporation in writing, which in the reasonable judgment of the Holder and its counsel should be included, and will, subject to the prior execution and delivery to the Corporation of reasonable confidentiality agreements, give each of them such reasonable and customary access to the Corporation’s books and records and such reasonable and customary opportunity to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Holder and the underwriter or underwriters and their respective counsel, and to conduct all reasonable and customary due diligence which the Holder and the underwriter or underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing, to the extent permitted by law, a due diligence defence as contemplated by the Securities Laws and in order to enable such underwriters to execute any certificate required to be executed by them in Canada or the United States for inclusion in each such document.

4.2	Indemnification
(a)	By Corporation

The Corporation agrees to indemnify, to the extent permitted by law, the Holder and each Person who participates as an underwriter in the offering or sale of the Designated Qualifiable Securities, their respective directors, officers, employees and agents and each Person who controls such underwriter (within the meaning of any applicable Securities Laws) against all losses (excluding loss of profits), claims, damages, liabilities and expenses arising out of or based upon: (i) any information or statement contained in the preliminary prospectus, final prospectus, registration statement, any filing made in connection with the Qualification under the securities or other “blue sky” rules or any amendment thereto which at the time and in light of the circumstances under which it was made contains a misrepresentation; (ii) any order made or inquiry, investigation or proceedings commenced or threatened by any applicable Commission, court or other competent authority based upon any misrepresentation in the preliminary prospectus, the final prospectus, the registration statement or any amendment thereto or based upon any failure to comply with applicable Securities Laws (other than any failure to comply with applicable Securities Laws by the Holder or the underwriter or underwriters); and (iii) non-compliance by the Corporation with any of the Securities Laws in connection with a Secondary Qualification and the distribution effected thereunder, except in the case of any of the foregoing insofar as (A) any information or statement referred to in clause (i) or (ii) of this subsection 4.2(a) has been furnished to the Corporation by the Holder or the underwriter or underwriters expressly for use therein pursuant to subsection 3.2(a) or Section 4.1; (B) caused by the Holder or any underwriter’s failure to deliver to a purchaser of Designated Qualifiable Securities, a copy of the prospectus or the registration statement or any amendments or supplements thereto or to otherwise comply with applicable Securities Laws or (C) any amounts paid in settlement of any claim have been paid if such settlement is effected without the prior written consent of the Corporation, which consent shall not be unreasonably withheld or delayed.

(b)	By Holder

The Holder agrees to indemnify, to the extent permitted by law, the Corporation and each Person who participates as an underwriter in the offering or sale of the Designated Qualifiable Securities, their respective directors, officers, employees and agents and each Person who controls such underwriter (within the meaning of any applicable Securities Laws) against all losses (excluding loss of profits), claims, damages, liabilities and expenses arising out of or based upon: (i) any information or statement contained in the preliminary prospectus, final prospectus, registration statement, any filing made in connection with the Qualification under the securities or other “blue sky” rules or any amendment thereto which has been furnished to the Corporation by the Holder expressly for use therein pursuant to subsection 3.2(a) or Section 4.1 which at the time and in light of the circumstances under which it was made contains a misrepresentation; (ii) any order made or inquiry, investigation or proceedings commenced or threatened by any applicable Commission, court or other competent authority based upon (A) any misrepresentation in the preliminary prospectus, the final prospectus, the registration statement or any amendment thereto based upon any information or statement which has been furnished to the Corporation by the Holder expressly for use therein pursuant to subsection 3.2(a) or Section 4.1, or (B) any failure to comply with applicable Securities Laws by the Holder; and (iii) the Holder’s failure to deliver to a purchaser of Designated Qualifiable Securities, a copy of the prospectus or the registration statement or any amendments or supplements thereto or to otherwise comply with applicable Securities Laws, except in the case of any of the foregoing insofar as (A) caused by the Corporation or any underwriter’s failure to deliver to a purchaser of Designated Qualifiable Securities a copy of the prospectus or the registration statement or any amendments or supplements thereto or to otherwise comply with applicable Securities Laws; (B) any amounts paid in settlement of any claim have been paid if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld or delayed.

(c)	Procedure

Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party may settle any claims without the express written consent of an indemnified party (such consent not to be unreasonably withheld where such consent does not contain any admission of liability).

(d)	Survival; Contribution

The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto. In the event the indemnification is unavailable in whole or in part for any reason under this section 4.2, the Corporation and the Holder shall contribute to the aggregate of all losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the Corporation and the Holder in connection with the event giving rise to liability.

(e)	Holder is Trustee

The Corporation hereby acknowledges and agrees that, with respect to this Section 4.2, the Holder is contracting on its own behalf and as agent for the other indemnified persons referred to in Section 4.2(a). In this regard, the Holder will act as trustee for such indemnified persons of the covenants of the Corporation under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(f)	Corporation is Trustee

The Holder hereby acknowledges and agrees that, with respect to this Section 4.2, the Corporation is contracting on its own behalf and as agent for the other indemnified persons referred to in Section 4.2(b). In this regard, the Corporation will act as trustee for such indemnified persons of the covenants of the Holder under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

ARTICLE 5

GENERAL

5.1	No Inconsistent Agreements

The Corporation represents and warrants to the Holder that it has not entered into, and covenants with the Holder that it will not enter into, any agreement granting registration rights in respect of any equity securities of the Corporationwhich is inconsistent with or violates the rights granted to the Holder pursuant to this Agreement.

5.2	Remedies

Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

5.3	Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise without the prior written consent of each of the Corporation and the Holder.

5.4	Assignment

This Agreement and the rights and obligations of the parties hereto shall bind and enure to the benefit of each of the parties hereto and their successors and permitted assigns. Neither party shall have the right to transfer or assign any of its rights or obligations under this Agreement. Notwithstanding the foregoing, the Holder may assign its rights hereunder without the consent of the Corporation to China Investment Corporation (“CIC”) and/or any of its direct or indirect wholly-owned subsidiaries, except for Central Huijin Investments Ltd. or any of its subsidiaries, provided that (i) any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Holder contained herein and comply with the provisions of this Agreement, and shall deliver to the Corporation a duly executed undertaking to such effect in form and substance satisfactory to the Corporation, acting reasonably, and (ii) where any rights of the Holder under this Agreement have been assigned, such rights shall only be exercised on behalf of all assignees and the Holder, collectively, by Fullbloom Investment Corporation (or any one permitted assignee designated by CIC to replace Fullbloom Investment Corporation in such capacity).

5.5	Term

This Agreement shall expire upon the earlier of:

(a)	the end of the Qualification Period; and
(b)

the date that is three months after the later of (i) CIC and its direct or indirect subsidiaries collectively cease to be the beneficial holders of more than 10% of the outstanding Shares, and (ii) none of CIC and its direct or indirect subsidiaries are Affiliates of the Corporation, provided that in all cases the obligations of the parties under section 4.2 hereof shall survive the expiry of this Agreement.

5.6	Severability

If one or more provisions of this Agreement are held to be unenforceable under applicable law, portions of such provisions or such provisions in their entirety, to the extent necessary, shall be severed from this Agreement, and the balance of this Agreement shall be enforceable in accordance with its terms.

5.7	Delays or Omissions

No delay or omission to exercise any rights, power or remedy accruing to any party to this Agreement, upon the breach or default of the other party shall impair any such rights, power or remedy of such non-breaching party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of the party of any provisions or conditions of this Agreement, must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to the parties, shall be cumulative and not alternative.

5.8	Descriptive Headings

The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

5.9	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial
(a)

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts.

(b)

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.10	Notices

All notices, requests, demands or other communications required or permitted to be given by one party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by facsimile or delivered by registered mail, postage prepared, addressed as follows:

(a)	For the Holder to:

Fullbloom Investment Corporation

Room 1710-B

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng

Beijing 100010

China

Attention:	Gao Xiqing
Email:	xqg@china-inv.cn
Fax No:	+86 (10) 6653 3378

– and –

Attention:	Felix P. Chee
Email:	xubq@china-inv.cn
Fax No:	+86 (10) 6408 6731

With a copy (which shall not constitute notice)to:

China Investment Corporation

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng

Beijing 100010

China

Attention:	Zhang Hong
Email:	zhanghong@china-inv.cn
Fax No:	+86 (10) 6408 6820

And with a copy (which shall not constitute notice)to:

Torys LLP

237 Park Avenue

New York, New York 10017

Attention:	Joris M. Hogan
Fax No:	(212) 880-0200
(b)	For the Corporation:

Teck Resources Limited

Suite 3300 - 550 Burrard Street

Vancouver, BC Canada V6C 0B3

Attention:	Peter C. Rozee
Email:	peter.rozee@teck.com
Fax No.:	(604) 699-4707

With a copy (which shall not constitute notice)to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:	Edwin S. Maynard
Fax No.:	(212) 492-0024

And with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	William J. Braithwaite
Fax No.:	(416) 947-0866

or at such other address or fax number of which the addressee may from time to time may notify the addressor. Any notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address. If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day. Any notice sent by prepaid registered mail shall be deemed to have been given and received on the sixth Business Day following the date of its mailing. In the event of any disruption, strike or interruption in the Canadian or China postal service after mailing and prior to receipt and deemed receipt of any such notice, notice will be deemed to be received on the sixth Business Day following full resumption of the postal service. Any notice transmitted by facsimile shall be deemed to have been given and received on the day in which transmission is confirmed. If such day is not a Business Day or if the facsimile transmission is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the first Business Day after its transmission.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

By the Corporation
TECK RESOURCES LIMITED
By:
Name: Title:

By:
Name: Title:

[Signature page for Registration Rights Agreement]

By the Holder
FULLBLOOM INVESTMENT CORPORATION
By:
Name: Title:

[Signature page for Registration Rights Agreement]

China Investment Corporation unconditionally and irrevocably guarantees the full performance by the Holder of all of its obligations under this Agreement
CHINA INVESTMENT CORPORATION
By:
Name: Title:

[Signature page for Registration Rights Agreement]